Howard Kenny

+1.212.309.6843

howard.kenny@morganlewis.com

September 25, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	enGene Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-273851

To Whom it May Concern:

On behalf of enGene Holdings Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated September 11, 2023, relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently herewith, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Amendment No. 1 to Registration Statement on Form S-4

Exhibit 5.1, page II-4

1.

We note assumptions (j) and (k) in the legal opinion filed as Exhibit 5.1. Rather than assuming conclusions of law that are necessary for the opinion delivered in the legal opinion filed as Exhibit 5.2, counsel should revise to also provide an opinion that each of the registrant and enGene Inc. is validly existing, has the power to create the obligations under the Warrant Agreement and the Warrant Amendment Agreement and has taken the required steps to authorize entering into those agreement under the law of each such entity’s jurisdiction of organization. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19 and footnote 22 thereto.

Response: The Company advises the Staff that it is filing a new legal opinion of Blake, Cassels and Graydon LLP as Exhibit 5.1 to the Amendment in response to this comment.

Securities and Exchange Commission

September 25, 2023

Exhibit 8.2, page II-4

2.

It appears that you have filed a “short-form” tax opinion as Exhibit 8.2. We note that counsel has opined that the discussion in the section of the registration statement entitled “Material U.S. Federal Income Tax Consideration – Consequences to U.S. Holders of New enGene Securities of the Ownership and Disposition of New enGene Shares or New enGene Warrants” addresses the material U.S. federal income tax consequences to U.S. Holders of New enGene Securities of the ownership and disposition of New enGene Shares or New enGene Warrants (as such terms are defined in the registration statement) and is accurate in all material respects. Please have counsel file an opinion that revises this section to state clearly that the referenced disclosure is the opinion of counsel, as opposed to indicating that the referenced disclosure addresses the material U.S. federal income tax consequences and is accurate. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

Response: The Company advises the Staff that it is filing a new legal opinion of Morgan, Lewis & Bockius LLP as Exhibit 8.2 to the Amendment in response to this comment.

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.212.309.6843 or Thurston J. Hamlette at +1.212.309.6240.

Very truly yours,

/s/ Howard Kenny